HIP Energy Corporation
Suite 404-999 Canada Place
World Trade Centre
Vancouver, BC, Canada V6E 3E2

March 11, 2011

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	Erin Wilson
Division of Corporation Finance

Dear Sirs:

Re:	HIP Energy Corporation
January 14, 2011 Supplemental Response
Form 20-F Filed April 5, 2010 (the “Form 20-F”)
File No. 000-30972

Thank you for your letter of February 8, 2011 with respect to the Form 20-F.  We provide below our responses to your comments.  For your ease of reference, the responses are numbered in a manner that corresponds with your comments.

Form 20-F Supplemental Response, filed January 14, 2011

General

1.
We note your response to comment one of our letter dated November 29, 2010 and reissue the comment.  We note that inclusion of projected results of operations in other filings, such as the company’s Form 6-K for the period ending March 31, 2010, was not addressed.  Please revise or advise.

The Company will file amendments to remove such projections from any of its periodic reports that contain same.

Item 15T. Controls and Procedures, page 45

Management’s Annual Report on Internal Control Over Financial Reporting, page 45

2.
We note in your revised disclosure in response to comment four of our letter dated November 29, 2010 that your CEO and CFO, “have evaluated the effectiveness of your internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as of November 30, 2009 (the “Evaluation Date”) are ineffective”.  Please further revise to state your conclusion on the effectiveness of your internal control over financial reporting or tell us where your conclusion is located in your proposed disclosure.

The Company proposes to amend the disclosure under the heading “Management’s Annual Report on Internal Control Over Financial Reporting” on Pages 45 – 46 of the draft amended Form 20-F previously submitted with our last response letter (the “Form 20-F/A”) to read as follows:

“Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Based on this evaluation the CEO and CFO have concluded that the disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act as of the end of the period covered by this Annual Report (the “Evaluation Date”) are ineffective.”

3.
We note your proposed disclosure in response to comment five of our letter dated November 29, 2010.  Please further revise to describe the pervasiveness and impact that the identified material weaknesses’ had on your financial statements.

The Company proposes to amend the disclosure under the heading “Management’s Annual Report on Internal Control Over Financial Reporting” on Pages 45 – 46 of the Form 20-F/A to read as follows:

“Based on such evaluation, they have concluded that as of the Evaluation Date, certain material weaknesses exist in our internal controls and procedures, however, our CEO and CFO believe that these material weaknesses would not prevent them from becoming aware, on a timely basis, of material information relating to us required to be included in our reports filed or submitted under the Exchange Act due to their involvement in all of our operations. Such weaknesses are:

(i)	Due to our limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.

(ii)	Due to our limited number of staff, we do not have a sufficient number of	finance personnel with all the technical accounting knowledge to address	all complex and non-routine accounting transactions that may arise.

(iii)	We did not have a Whistle Blower Policy in place during the period.

These weaknesses in our internal controls are not pervasive and we have attempted to mitigate their effects.  However, these weaknesses impact our ICFR by reducing the effectiveness of the ICFR we have in place. The weaknesses in our internal control also affect financial reporting by increasing the likelihood that a material misstatement would not be prevented or detected.”

4.
We note in your response to comment five of our letter dated November 29, 2010 that financial recording and preparation of internal and filed financial statements were undertaken by other third parties.  Please tell us the third parties that are responsible for financial recording and preparation of your internal and filed financial statements.

The third parties assisting in preparing information and financials statements for Hip Energy Corporation are: Kim Lloyd, the Company’s internal bookkeeper; Lancaster & David, Chartered Accountants, who assist in preparing the internal HIP Energy Corporation financial statements for review by the Company’s board, audit committee and auditor BDO Dunwoody.

Other

5.
We note your response to comment seven of our letter dated November 29, 2010.  Please tell us whether EEL, Group Rich, HIP Resources and HIP Tech are holding companies.  Also, please tell us whether Messrs. Noonan and Chui are U.S. residents.  We may have further comment.

We are advised that Mr. Noonan is a US resident and that Mr. Chui is not a U.S. resident. We are further advised that the only beneficial owner of EEL, Group Rich, Hip Resources and Hip Tech that is a U.S. resident is Mr. Noonan. HIP Tech and HIP Resources are companies that hold assets including well bores, pipelines and oil and gas technology. Group Rich and EEL are wholly owned subsidiaries of HIP Tech and HIP Resources, respectively.  The subsidiaries are both holding companies.

Form 20-F, filed April 5, 2010

6.	Please revise your Form 20-F to comply with comment one of our November 29, 2010 letter.

Please see the response to comment 1 above.

We look forward to any further comments you may have in regard to the Form 20-F or with respect to the above responses.  Should you have any questions, please do not hesitate to contact the writer directly.

Yours truly,

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President